August 21, 2012

Gregory Dundas
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Liberty Global, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File No. 0-51360

Dear Mr. Dundas,

I refer to the letter of August 15, 2012, from Mr. Larry Spirgel, Assistant Director of the Division of Corporation Finance, to Michael T. Fries. President and Chief Operating Officer of Liberty Global, Inc. ("LGI"), regarding LGI's Form 10-K for the fiscal year ended December 31, 2011. As discussed by phone this morning, LGI will respond to Mr. Spirgel's letter with suggested revisions for future filings by no later than September 17, 2012.
Sincerely,
/s/ Robert W. Murray Jr.
Robert W. Murray Jr.

cc:     Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Robert Littlepage, Accountant Branch Chief
Kenya Wright Gumbs, Staff Accountant

Bryan Hall, Senior Vice President, General Counsel and Secretary of LGI

NY01:247531.1